

Mail Stop 4561

March 15, 2017

Chandramouli Srinivasan
Chief Executive Officer
616 Corporate Way, Suite 2-6564
Valley Cottage, NY 10989

> **Re:** **Mobodexter, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 28, 2017**
> **File No. 024-10670**

Dear Mr. Srinivasan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2107 letter.

The Offering, page 7

1.   We note your revised disclosure that there are 19,476,812 shares of common stock outstanding. However, the total number of shares of Class "A" and Class "B" common stock outstanding appears to be 20,000,000. Please reconcile or advise.

Security Ownership of Management and Certain Security Holders, page 32

2.   Please revise your beneficial ownership table to reflect that the two executive officers will each own 50% of the Class "B" shares and clearly distinguish the ownership percentages of the two classes of common stock.

Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3730 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Andy Altahawi
        Adamson Brothers, Inc.